Filed by Denison Mines Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rockgate Capital Corp.

Commission File Number: 132-02778

Date: October 24, 2013

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

For Immediate Release

TSX: DML

NYSE MKT: DNN

Currency: CAD$

DENISON EXTENDS TAKEOVER BID FOR ROCKGATE TO NOVEMBER 1, 2013

TORONTO, ON — October 24, 2013 — Denison Mines Corp. (“Denison”) announced today that it has decided to extend its takeover bid for all of the outstanding common shares of Rockgate Capital Corp. (“Rockgate”) to 4:00 p.m. (Toronto time) on November 1, 2013. A Notice of Extension will be sent to Rockgate’s shareholders by Denison in due course.

On September 30, 2013, after the commencement of Denison’s takeover bid, Rockgate announced that it had granted options to acquire an additional 11,000,000 common shares of Rockgate.  Rockgate also announced that it had entered into new retention agreements and had amended certain existing consulting agreements, to provide new or enhanced change of control protections for certain employees of and consultants to Rockgate.  In light of these actions, the conditions to Denison’s takeover bid offer cannot be fulfilled.  Denison has determined that is is appropriate to extend the expiry time of its takeover bid to provide an opportunity to remedy these matters.

Denison’s takeover bid remains open for acceptance.  Rockgate shareholders requiring assistance in order to accept Denison’s offer may contact Denison’s Information Agent, Laurel Hill Advisory Group toll free at, 1-877-452-7184 (1-416-304-0211 collect outside North America) or by email at assistance@laurelhill.com).

About Denison’s offer

Full details of Denison’s offer are included in the formal offer and takeover bid circular (“Denison’s Offer and Circular”), which has been filed with securities regulatory authorities (together with all related documents) and is available under Rockgate’s profile on SEDAR at www.sedar.com or on Denison’s website at www.denisonmines.com.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or Rockgate.  Such an offer may only be made pursuant to Denison’s Offer and Circular and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

Denison has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes Denison’s Offer and Circular.  Investors and security holders are urged to read Denison’s Offer and Circular regarding the proposed transaction referred to in this document because it contains important information.  Investors and security holders may obtain a free copy of Denison’s Offer and Circular and certain other offer documents filed by Denison with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov.  Copies of any such documents may be obtained free of charge upon request made to Sheila Colman, the corporate secretary of Denison at 595 Bay Street, Suite 402, Toronto, ON, Canada, M5G 2C2.

Depositary and Information Agent

Questions and requests for assistance may be directed to Computershare Investor Services Inc., the Depositary for Denison’s offer, or Laurel Hill Advisory Group, the Information Agent for Denison’s offer, at the addresses and telephone numbers set out below.

The Depositary:

Computershare Investor Services Inc.
Toll-Free Phone: 1-800-564-6253
Toll-Free Facsimile: 1-888-453-0330
E-mail: corporateactions@computershare.com

The Information Agent:

Laurel Hill Advisory Group
Toll-Free Phone: 1-877-452-7184
Outside of North America Phone: 1-416-304-0211

Facsimile: 1-416-646-2415
E-mail: assistance@laurelhill.com

For further information please contact:

Investors and analysts

Ron Hochstein

President, Chief Executive Officer

Sophia Shane

Investor Relations

Phone: (416) 979-1991

Email: info@denisonmines.com

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia.  Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan.  Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property.  Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 71% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements and information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements.  Denison believes that the expectations reflected in forward-looking statements and information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements and information included in this press release should not be unduly relied upon.  This information speaks only as of the date of this press release.  In particular, this press release may contain forward-looking statements and information about Denison’s offer and Denison’s ability to complete its offer and the likelihood of the conditions on Denison’s offer being satisfied.

There can be no assurance that such statements or information will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in any forward-looking statements or information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements or information.  These factors are not, and should not be construed as being, exhaustive.  The forward-looking statements and information contained in this press release is expressly qualified by this cautionary statement.  Denison does not undertake any obligation to publicly update or revise any forward-looking statements or information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.